The information in this Preliminary Pricing Supplement is not complete and may be changed. We may not sell these Notes until the Pricing Supplement is delivered in final form. We are not selling these Notes, nor are we soliciting offers to buy these Notes, in any State where such offer or sale is not permitted.

PRELIMINARY PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
Subject to Completion	Registration No. 333-185049
Dated May 7, 2013

Pricing Supplement dated ___ to the

Prospectus dated December 28, 2012

Prospectus Supplement and Product Prospectus Supplement (Equity Securities Linked Notes and Exchange Traded Fund Linked Notes, Series A) dated December 28, 2012

The Bank of Nova Scotia

$

Capped Buffered Enhanced Participation Notes, Series A

Linked to the Market Vectors® Gold Miners ETF

Due May 29, 2015

The Capped Buffered Enhanced Participation Notes, Series A Linked to the Market Vectors® Gold Miners ETF Due May 29, 2015 (the “Notes”) offered hereunder are unsecured obligations of The Bank of Nova Scotia (the “Bank”) and are subject to investment risks including possible loss of the principal amount invested due to the negative performance of the Reference Asset and the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

The Notes will not bear interest. The amount that you will be paid on your Notes at maturity is based on the performance of the Market Vectors® Gold Miners ETF (which we refer to as the Reference Asset) as measured from the Trade Date to and including the Valuation Date. If the Percentage Change (defined below) of the Reference Asset is less than –10.00% (the Final Price is less than the Initial Price by more than 10.00%), you will lose a portion of your investment in the Notes on an accelerated basis and may lose all or a substantial portion of your investment depending on the performance of the Reference Asset. Additionally, the amount you may receive for each $1,000 Principal Amount of your Notes at maturity is subject to a Maximum Redemption Amount (set on the Trade Date and expected to be between $1,360.00-1,460.00). Any payment on your Notes is subject to the creditworthiness of The Bank of Nova Scotia.

To determine your Payment at Maturity, we will first calculate the percentage increase or decrease in the Final Price (determined on the Valuation Date, subject to adjustment) from the Initial Price (which will be the closing price of the Reference Asset on the Pricing Date), which we refer to as the Percentage Change. The Percentage Change may reflect a positive return (based on any increase in the price of the Reference Asset over the life of the Notes) or a negative return (based on any decrease in the price of the Reference Asset over the life of the Notes). At maturity, for each $1,000 Principal Amount of your Notes:

●	if the Final Price is greater than the Initial Price (the Percentage Change is positive), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the Percentage Change, times the Participation Rate of 200%, subject to the Maximum Redemption Amount;
●	if the Final Price is less than or equal to the Initial Price but not by more than 10.00% (the Percentage Change is zero or negative but not below –10.00%), you will receive an amount in cash equal to $1,000; or
●	if the Final Price is less than the Initial Price by more than 10.00% (the Percentage Change is negative and is below –10.00%), you will receive an amount in cash equal to the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) approximately 1.1111 times (iii) the sum of the Percentage Change plus 10.00%. You will receive less than $1,000.

Following the determination of the Initial Price, the amount you will be paid on your Notes at maturity will not be affected by the closing price of the Reference Asset on any day other than the Valuation Date. You could lose all or a substantial portion of your investment in the Notes. A percentage decrease of more than 10.00% between the Initial Price and the Final Price will reduce the payment you will receive at maturity below the Principal Amount of your Notes. Further, the maximum payment that you could receive at maturity with respect to each $1,000 Principal Amount of your Notes (the minimum denomination) is limited to the Maximum Redemption Amount of between $1,360.00 and $1,460.00 (set on the Trade Date). In addition, the Notes will not bear interest, and no other payments on your Notes will be made prior to maturity.

The difference between the estimated value of your Notes and the original issue price reflects costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date and you may lose all or a substantial portion of your initial investment. The Bank’s profit in relation to the Notes will vary based on the difference between (i) the amounts received by the Bank in connection with the issuance and the reinvestment return received by the Bank in connection with those funds and (ii) the costs incurred by the Bank in connection with the issuance of the Notes and the hedging transactions it enters into with its affiliates. The Bank’s affiliates will also realize a profit that will be based on the (i) cost of creating and maintaining the hedging transactions minus (ii) the payments received on the hedging transactions.

The return on your Notes will relate to the price return of the Reference Asset and will not include a total return or dividend component. The Notes are derivative products based on the performance of the Reference Asset. The Notes do not constitute a direct investment in any of the shares, units or other securities represented by the Reference Asset. By acquiring Notes, you will not have a direct economic or other interest in, claim or entitlement to, or any legal or beneficial ownership of any such share, unit or security and will not have any rights as a shareholder, unitholder or other security holder of any of the issuers including, without limitation, any voting rights or rights to receive dividends or other distributions.

Neither the United States Securities and Exchange Commission (“SEC”), or state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or product prospectus supplement. Any representation to the contrary is a criminal offense. THE NOTES ARE NOT INSURED by the Canada Deposit Insurance Corporation pursuant to the Canada Deposit Insurance Corporation Act OR THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OF CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION.

Scotia Capital (USA) Inc., our affiliate, will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. or any of its affiliates or agents may use this pricing supplement in market-making transactions in Notes after their initial sale.  Unless we, Scotia Capital (USA) Inc. or another of its affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, the final pricing supplement to which this pricing supplement relates is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution” on page PS-43 of the accompanying product prospectus supplement.

	Per Note	Total
Price to public	100.00%	$
Underwriting commissions[1]	0.25%	$
Proceeds to The Bank of Nova Scotia[2]	99.75%	$

Investment in the Notes involves certain risks.  You should refer to “Additional Risks” in this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about May 30, 2013 against payment in immediately available funds.

Scotia Capital (USA) Inc.

[1]	Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and as part of the distribution of the Notes may pay varying discounts and underwriting commissions of up to $2.50 per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 per $1,000 Principal Amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.
[2]	Excludes profits from hedging. For additional considerations relating to hedging activities see “Additional Risks—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus, the prospectus supplement, and the product prospectus supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the "Bank”)
CUSIP/ISIN:	CUSIP 064159CC8 / ISIN US064159CC82
Type of Notes:	Capped Buffered Enhanced Participation Notes, Series A
Reference Asset:	Market Vectors® Gold Miners ETF (Bloomberg Ticker: GDX)
Minimum Investment and Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Original Issue Price:	100% of the Principal Amount of each Note
Currency:	U.S. Dollars
Pricing Date:	Expected to be May 24, 2013
Trade Date:	Expected to be May 24, 2013
Original Issue Date:	Expected to be May 30, 2013 (to be determined on the Trade Date and expected to be the 3rd scheduled Business Day after the Trade Date).
Maturity Date:	May 29, 2015 (to be determined on the Trade Date and expected to be the 3rd scheduled Business Day after the Valuation Date), subject to adjustment as described in more detail in the accompanying product prospectus supplement.
Principal at Risk:	You may lose all or a substantial portion of your initial investment at maturity if there is a percentage decrease from the Initial Price to the Final Price of more than 10.00%.
Fees and Expenses:

Scotia Capital (USA) Inc. or one of our affiliates may pay varying discounts and underwriting commissions of up to $2.50 per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 per $1,000 Principal Amount of Notes.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date. See “Additional Risks—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

Payment at Maturity:	The Payment at Maturity will be based on the performance of the Reference Asset and will be calculated as follows:
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If the Final Price is greater than the Initial Price, then the Payment at Maturity will equal:

the lesser of (a) the Principal Amount + (Principal Amount x Participation Rate x Percentage Change) or (b) the Maximum Redemption Amount

If the Final Price is greater than or equal to the Buffer Price, but less than or equal to the Initial Price, then the Payment at Maturity will equal the Principal Amount

If the Final Price is less than the Buffer Price, then the Payment at Maturity will equal:

Principal Amount + [Principal Amount × Buffer Rate x (Percentage Change + Buffer Percentage)]

In this case you will suffer a loss on your initial investment in an amount equal to the Buffer Rate multiplied by the negative Percentage Change in excess of the Buffer Percentage. Accordingly, you could lose up to 100% of your initial investment.

Initial Price:	The closing price of the Reference Asset on the Pricing Date.
Final Price:

The Final Price of the Reference Asset will be determined based upon the closing price published on the Bloomberg page “GDX<Equity>” or any successor page on Bloomberg or any successor service, as applicable, on the Valuation Date. In certain special circumstances, the Final Price will be determined by the Calculation Agent, in its discretion, and such determinations will, under certain circumstances, be confirmed by an independent calculation expert. See “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date” and “General Terms of the Notes—Market Disruption Events” beginning on page PS-25 and “Appointment of Independent Calculation Experts” on page PS-33, in the accompanying product prospectus supplement.

Percentage Change:

The Percentage Change, expressed as a percentage, with respect to the Payment at Maturity, is calculated as follows:

Final Price – Initial Price

Initial Price

For the avoidance of doubt, the Percentage Change may be a negative value.

Buffer Price:	To be determined on the Pricing Date (equal to the Initial Price multiplied by the difference of 100% minus the Buffer Percentage).
Buffer Percentage:	10.00%
Buffer Rate:	Initial Price , which equals approximately 111.11% Buffer Price
Participation Rate:	200%
Maximum Redemption Amount:	$1,360.00-$1,460.00, which equals Principal Amount x 136.00%-146.00% (The actual Maximum Redemption Amount to be determined on Trade Date). The Maximum Redemption Amount sets a cap on appreciation of the Reference Asset of 18.00%-23.00%.
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Valuation Date:

May 26, 2015 (to be determined on the Trade Date and expected to be approximately 24 months after the Trade Date).

The Valuation Date could be delayed by the occurrence of a market disruption event. See “General Terms of the Notes—Market Disruption Events” beginning on page PS-25 in the accompanying product prospectus supplement.

Form of Notes:	Book-entry
Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank
Status:	The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime.
Tax Redemption:	The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay additional amounts with respect to the Notes. See “Tax Redemption” below.
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Use of Proceeds:	General corporate purposes
Clearance and Settlement:	Depository Trust Company
Business Day:	New York and Toronto
Terms Incorporated:

All of the terms appearing above the item under the caption “General Terms of the Notes” beginning on page PS-21 in the accompanying product prospectus supplement, as modified by this pricing supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE YOUR ENTIRE PRINCIPAL AMOUNT. THE DOWNSIDE MARKET EXPOSURE TO THE REFERENCE ASSET IS BUFFERED ONLY AT MATURITY. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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Additional Terms Of Your Notes

You should read this pricing supplement together with the prospectus dated December 28, 2012, as supplemented by the prospectus supplement dated December 28, 2012 and the product prospectus supplement (Equity Securities Linked Notes and Exchange Traded Fund Linked Notes, Series A) dated December 28, 2012, relating to our Senior Note Program, Series A, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes may vary from the terms described in the accompanying product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):

Prospectus dated December 28, 2012:

http://www.sec.gov/Archives/edgar/data/9631/000119312512518291/d459446d424b3.htm

Prospectus Supplement dated December 28, 2012:

http://www.sec.gov/Archives/edgar/data/9631/000119312512518324/d457877d424b3.htm

Product Prospectus Supplement (Equity Securities Linked Notes and Exchange Traded Fund Linked Notes, Series A), dated December 28, 2012

http://www.sec.gov/Archives/edgar/data/9631/000119312512518354/d457855d424b5.htm

The Bank of Nova Scotia has filed a registration statement (including a prospectus, a prospectus supplement, and a product prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the product prospectus supplement if you so request by calling 1-416-866-3672.

Investor Suitability

The Notes may be suitable for you if:

•	You fully understand the risks inherent in an investment in the Notes, including the risk of losing your entire initial investment.
•	You can tolerate a loss of up to 100% of your initial investment and are willing to make an investment that may have an accelerated downside risk greater than the downside market risk of an investment in the Reference Asset or in the Reference Asset constituent stocks, subject to the Buffer Percentage.
•	You believe that the Reference Asset will appreciate over the term of the Notes and that the appreciation is unlikely to exceed the cap on appreciation within the Maximum Redemption Amount (the actual Maximum Redemption Amount will be determined on the Trade Date).
•	You understand and accept that your potential return is limited to the Maximum Redemption Amount and you would be willing to invest in the Notes if the Maximum Redemption Amount was set equal to the bottom of the range indicated above (the actual Maximum Redemption Amount will be set on the Trade Date).
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•	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Reference Asset.
•	You do not seek current income from your investment.
•	You are willing to hold the Notes to maturity, a term of approximately 24 months, and accept that there may be little or no secondary market for the Notes.
•	You are willing to assume the credit risk of the Bank for all payments under the Notes, and understand that if the Bank defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

•	You do not fully understand the risks inherent in an investment in the Notes, including the risk of losing your entire initial investment.
•	You require an investment designed to guarantee a full return of principal at maturity.
•	You cannot tolerate a loss of all or a substantial portion of your initial investment and are not willing to make an investment that may have an accelerated downside risk greater than the downside market risk as an investment in the Reference Asset or in the Reference Asset constituent stocks, subject to the Buffer Percentage.
•	You believe that the price of the Reference Asset will decline during the term of the Notes and the Final Price will likely decline below the Initial Price by a percentage that is greater than the Buffer Percentage, or you believe the Reference Asset will appreciate over the term of the Notes and that the appreciation is likely to equal or exceed the Maximum Redemption Amount (the actual Maximum Redemption Amount will be determined on the Trade Date).
•	You seek an investment that has unlimited return potential without a cap on appreciation and you would be unwilling to invest in the Notes if the Maximum Redemption Amount was set equal to the bottom of the range indicated above (the actual Maximum Redemption Amount will be set on the Trade Date).
•	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Reference Asset.
•	You seek current income from your investment or prefer to receive dividends paid on the stocks included in the Reference Asset.
•	You are unwilling to hold the Notes to maturity, a term of approximately 24 months, or you seek an investment for which there will be a secondary market.
•	You are not willing to assume the credit risk of the Bank for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review ‘‘Additional Risks’’ in this preliminary pricing supplement and the ‘‘Additional Risk Factors Specific to the Notes’’ beginning on page PS-5 of the Product Prospectus Supplement for Equity Securities Linked Notes and Exchange Traded Fund Linked Notes, Series A for risks related to an investment in the Notes.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the default amount as described below.

Default Amount

The default amount for your Notes on any day (except as provided in the last sentence under “Default Quotation Period” below) will be an amount, in the specified currency for the principal of your Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus
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•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the trustees of your Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your Notes, described below, the trustees and/or the Bank may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due (the “due day”) and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or
•	every quotation of that kind obtained is objected to within five business days after the due day as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of an objection is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and that is, or whose securities are, rated either:

•	A-1 or higher by Standard & Poor’s Ratings Services, or any successor, or any other comparable rating then used by that rating agency, or
•	P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of the Debt Securities We May Offer—Events of Default” beginning on page 21 of the accompanying prospectus.

Tax Redemption

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position, upon the giving of a notice as described below, if:

•	as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the
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Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which a payment is due, additional amounts with respect to the Notes; or

•	on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, that such change, amendment or action is applied to the Notes by the taxing authority and that, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which a payment is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

The redemption price will be determined by the Calculation Agent, in its discretion, and such determination will, under certain circumstances, be confirmed by an independent calculation expert. See “Appointment of Independent Calculation Experts” on page PS-33, in the accompanying product prospectus supplement.

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the trustees a certificate, signed by an authorized officer, stating that the Bank is entitled to redeem such Notes pursuant to their terms in whole only.

The Bank will give notice of its’ intention to redeem such Notes to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption specifying, among other things, the date fixed for redemption, and on or promptly after the redemption date, it will give notice of the redemption price.

Other than as described above, the Notes are not redeemable prior to their maturity.

Hypothetical Payments AT MATURITY On the Notes

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Price, the Final Price or the price of the Reference Asset on the Valuation Date or on any Trading Day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate Principal Amount of $1,000.00, a Buffer Percentage of 10.00% (the Buffer Price is 90.00% of the Initial Price), a Buffer Rate of 111.11%, a Maximum Redemption Amount of $1,360.00 (136.00% of the Principal Amount) (the bottom of the Maximum Redemption Amount range of $1,360.00 to $1,430.00, 136.00% to 143.00% of the Principal Amount; the actual Maximum Redemption Amount will be determined on Trade Date) and that no market disruption event occurs on the Valuation Date. Amounts below may have been rounded for ease of analysis.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5.00%

	Payment at Maturity:	$1,000.00 + ($1,000.00 x 200.00% x 5.00%) = $1,000.00 + $100.00 = $1,100.00

	On a $1,000.00 investment, a 5.00% Percentage Change results in a Payment at Maturity of $1,100.00.

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Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

	Percentage Change:	40.00%

	Payment at Maturity:	$1,000.00 + ($1,000.00 x 200.00% x 40.00%) = $1,000.00 + $800.00 = $1,800.00 however, the Maximum Redemption Amount is $1,360.00 and the Payment at Maturity would be $1,360.00

	On a $1,000.00 investment, a 40.00% Percentage Change results in a Payment at Maturity of $1,360.00.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

	Percentage Change:	-8.00%

	Payment at Maturity:	$1,000.00 (at maturity, if the Percentage Change is negative BUT the decrease is not more than the Buffer Percentage, then the Payment at Maturity will equal the Principal Amount)

	On a $1,000.00 investment, a -8.00% Percentage Change results in a Payment at Maturity of $1,000.00.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (the decrease is more than the Buffer Percentage).

	Percentage Change:	-50.00%

	Payment at Maturity:	$1,000.00 + [$1,000.00 x 111.11% x (-50.00% + 10.00%)] = $1,000.00 - $444.44 = $555.56

On a $1,000.00 investment, a -50.00% Percentage Change results in a Payment at Maturity of $555.56.

Accordingly, if the Percentage Change is less than -10.00%, meaning the percentage decline from the Initial Price to the Final Price is greater than 10.00%, the Bank will pay you less than the full Principal Amount, resulting in a loss on your investment that is equal to the Buffer Rate multiplied by the negative Percentage Change in excess of the Buffer Percentage. You may lose up to 100% of your principal.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Bank. If the Bank were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

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The following graph represents hypothetical returns only and is not indicative of actual results. The graph demonstrates the hypothetical return on the Notes at maturity for the set of Percentage Changes of the Reference Asset from -100.00% to 100.00% using the same assumptions as set forth above. Your investment may result in a complete loss of your principal at maturity.

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ADDITIONAL RISKS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement, including the sections entitled "Additional Risk Factors Specific to the Notes – General Risks Relating to the Notes," and "Additional Risk Factors Specific to the Notes – Risks Relating to ETF-Based Reference Assets" and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and page 6 of the accompanying prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product prospectus supplement.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Scotia Capital (USA) Inc. or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Scotia Capital (USA) Inc. as a result of dealer discounts, mark-ups or other transaction costs.

Risk of Loss at Maturity

Any payment on the Notes at maturity depends on the Percentage Change of the Reference Asset. The Bank will only repay you the full Principal Amount of your Notes if the Percentage Change is equal to or greater than -10.00%. If the Percentage Change is less than -10.00%, meaning the percentage decline from the Initial Price to the Final Price is greater than the 10.00% Buffer Percentage, you will lose a significant portion of your initial investment in an amount equal to the Buffer Rate multiplied by that negative Percentage Change in excess of the Buffer Percentage. Accordingly, you may lose your entire investment in the Notes if the percentage decline from the Initial Price to the Final Price is greater than 10.00%.

The Downside Market Exposure to the Reference Asset is Buffered Only at Maturity

You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the price of the Reference Asset at such time is not below the Initial Price by a percentage greater than the Buffer Percentage.

Your Potential Payment at Maturity Is Limited by the Maximum Redemption Amount

The Payment at Maturity will not exceed the Maximum Redemption Amount. Therefore, if the appreciation of the Reference Asset exceeds the cap on appreciation in the Maximum Redemption Amount, the Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation. Accordingly, the return on the Notes may be less than the return would be if you made an investment in a security directly linked to the positive performance of the Reference Asset.

The Notes Differ from Conventional Debt Instruments

The Notes are not conventional notes or debt instruments. The Notes do not provide you with interest payments prior to maturity as a conventional fixed-rate or floating-rate debt security with the same maturity would. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your

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return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank.

No Interest

The Notes will not bear interest and, accordingly, you will not receive any interest payments on the Notes.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia

The Notes are senior unsecured debt obligations of the Bank, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, prospectus supplement and product prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the Payment at Maturity, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the Notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes. If you sell the Notes prior to maturity, you may receive substantially less than the Principal Amount of your Notes.

The Notes are Subject to Market Risk

The return on the Notes is directly linked to the performance of the Reference Asset and indirectly linked to the value of the Reference Asset constituent stocks, and the extent to which the Percentage Change is positive or negative. The prices of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset constituent stocks, as well as general market factors, such as general market volatility and prices, interest rates and economic and political conditions.

The Participation Rate Applies Only at Maturity

You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Participation Rate or the Notes themselves, and the return you realize may be less than the Percentage Change even if such return is positive. You may receive the full benefit of the Participation Rate only if you hold your Notes to maturity.

The Payment at Maturity Is Not Linked to the Price of the Reference Asset at Any Time Other Than the Valuation Date

The Payment at Maturity will be based on the Final Price (subject to adjustments as described).  Therefore, for example, if the closing price of the Reference Asset declined substantially as of the Valuation Date compared to the Trade Date, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the closing prices of the Reference Asset prior to the Valuation Date.  Although the actual price of the Reference Asset at maturity or at other times during the term of the Notes may be higher than the Final Price, you will not benefit from the closing prices of the Reference Asset at any time other than the Valuation Date.

If the Prices of the Reference Asset or the Reference Asset Constituent Stocks Change, the Market Value of Your Notes May Not Change in the Same Manner

Your Notes may trade quite differently from the performance of the Reference Asset or the Reference Asset constituent stocks. Changes in the prices of the Reference Asset or the Reference Asset constituent stocks may not result in a comparable change in the market value of your Notes. We discuss some of the reasons for this disparity under “—The Price at Which the Notes may be Sold prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased” below.

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Holding the Notes is Not the Same as Holding the Reference Asset Constituent Stocks

Holding the Notes is not the same as holding the Reference Asset constituent stocks. As a holder of the Notes, you will not be entitled to the voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Asset constituent stocks would enjoy.

The return on your Notes may not reflect the return you would realize if you actually owned the Reference Asset or the Reference Asset constituent stocks or a security that provides full participation in the performance of the Reference Asset of the Reference Asset constituent stocks and held that investment for a similar period because your Notes are subject to a cap.

Your Notes may trade or be valued quite differently from the Reference Asset. Changes in the price of the Reference Asset may not result in comparable changes in the market value of your Notes. Even if the price of the Reference Asset increases from the Initial Price during the term of the Notes, the market value of the Notes prior to maturity may not increase to the same extent. It is also possible for the market value of the Notes prior to maturity to decrease while the price of the Reference Asset increases.

No Assurance that the Investment View Implicit in the Notes Will Be Successful

It is impossible to predict with certainty whether and the extent to which the price of the Reference Asset will rise or fall. There can be no assurance that the price of the Reference Asset will rise above the Initial Price or that the percentage decline from the Initial Price to the Final Price will not be greater than the Buffer Percentage. The Final Price may be influenced by complex and interrelated political, economic, financial and other factors that affect the Reference Asset constituent stocks. You should be willing to accept the risks of the price performance of equity securities in general and the Reference Asset constituent stocks in particular, and the risk of losing some or all of your initial investment.

Furthermore, we cannot give you any assurance that the future performance of the Reference Asset or the Reference Asset constituent stocks will result in your receiving an amount greater than or equal to the Principal Amount of your Notes.  Certain periods of historical performance of the Reference Asset or the Reference Asset constituent stocks would have resulted in you receiving less than the Principal Amount of your Notes if you had owned notes with terms similar to these Notes in the past.   See “Information Regarding The Reference Asset” in this pricing supplement for further information regarding the historical performance of the Reference Asset.

The Reference Asset Reflects Price Return Only and Not Total Return

The return on your Notes is based on the performance of the Reference Asset, which reflects the changes in the market prices of the Reference Asset constituent stocks. It is not, however, linked to a ‘‘total return’’ index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the Reference Asset constituent stocks. The return on your Notes will not include such a total return feature or dividend component.

Past Performance is Not Indicative of Future Performance

The actual performance of the Reference Asset over the life of the Notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Reference Asset or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Reference Asset.

Changes Affecting the Reference Asset Could Have an Adverse Effect on the Value of the Notes

The policies of a sponsor of any index (the “Index Sponsor”) that is the underlying index for the Reference Asset concerning the calculation of that index, additions, deletions or substitutions of the components of that index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the index and, therefore, could affect the Payment at Maturity on the Notes, and the market value of the Notes prior to maturity. The Payment at Maturity on the Notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the index.

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We Cannot Control Actions by the Investment Advisor of the Reference Asset that May Adjust the Reference Asset in a Way that Could Adversely Affect the Payments on the Notes and Their Market Value, and the Investment Advisor Has No Obligation to Consider Your Interests

The policies of the investment advisor concerning the calculation of the Reference Asset’s net asset value, additions, deletions or substitutions of securities or other investments held by the Reference Asset and the manner in which changes affecting the underlying index are reflected in the Reference Asset could affect the market price per share of the Reference Asset and, therefore, the Payment at Maturity on the Notes and their market value. The Payment at Maturity on the Notes and their market value could also be affected if the investment advisor changes these policies. If events such as these occur or if the closing price per share of the Reference Asset is not available on the Valuation Date, the Calculation Agent may determine the closing price per share of the Reference Asset on the Valuation Date; as a result, the Calculation Agent would determine the price of the Reference Asset in a manner it considers appropriate, in its sole discretion.

The Performance of the Reference Asset and the Performance of the Underlying Assets of the Reference Asset May Vary

The performance of the Reference Asset and that of its underlying assets generally will vary due to transaction costs, certain corporate actions and timing variances. If the Reference Asset maintains a “representative sampling” strategy as to an underlying asset, the performance of the Reference Asset will differ to some degree from that of the relevant assets. In addition, because the shares of the Reference Asset are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Reference Asset may differ from its net asset value per share; shares of the Reference Asset may trade at, above, or below its net asset value per share. For the foregoing reasons, the performance of the Reference Asset may not match the performance of its underlying assets over the same period. Because of this variance, the return on the Notes to the extent dependent on the return of the Reference Asset may not be the same as an investment directly in the securities or other investments included in the underlying assets or the same as a debt security with a Payment at Maturity linked to the performance of the underlying assets.

Fluctuation of NAV

The net asset value (the "NAV") of the Reference Asset may fluctuate with changes in the market value of such Reference Asset’s securities, futures contracts or physical commodities holdings. The market prices of the Reference Asset may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of the Reference Asset may differ from its NAV per share; the Reference Asset may trade at, above or below its NAV per share.

The Reference Asset does not measure the performance of gold bullion

The Reference Asset measures the performance of shares of gold and silver mining companies and not gold bullion. Therefore the Reference Asset may under- or over-perform gold bullion over the short-term or the long-term.

There are risks associated with investments concentrated in the gold and silver mining industry

The stocks comprising the Reference Asset are stocks of companies primarily engaged in the mining of gold or silver. The shares of the Reference Asset may be subject to increased price volatility as they are linked to a single industry, market or sector and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that industry, market or sector. Because the Reference Asset is primarily comprised of stocks and ADRs of companies that are involved in the gold mining industry, and to a lesser extent the silver mining industry, the shares of the Reference Asset are subject to certain risks associated with such companies. Gold mining companies are highly dependent on the price of gold and subject to competition pressures that may have a significant effect on their financial condition. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions

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which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Gold prices can swing sharply in response to cyclical economic conditions. Silver mining companies are highly dependent on the price of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries.

The Notes are Subject to Non-U.S. Securities Market Risk

The Notes are linked to shares of the Reference Asset and therefore, are subject to risks associated with non-U.S. securities markets. An investment in securities linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.

The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the price of the Reference Asset over the full term of the Note, (ii) volatility of the price of the Reference Asset and the market’s perception of future volatility of the price of the Reference Asset, (iii) changes in interest rates generally, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity. In particular, because the provisions of the Note relating to the Payment at Maturity and the Maximum Redemption Amount behave like options, the value of the Note will vary in ways which are non-linear and may not be intuitive.

Depending on the actual or anticipated price of the Reference Asset and other relevant factors, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The Notes Lack Liquidity

The Notes will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Notes. Scotia Capital (USA) Inc. may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc. is willing to purchase the Notes from you. If at any time Scotia Capital (USA) Inc. was not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

Hedging Activities by the Bank May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes

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The Bank or one or more of our respective affiliates has hedged or expects to hedge the obligations under the Notes by purchasing futures and/or other instruments linked to the Reference Asset. The Bank or one or more of our respective affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Reference Asset or one or more of the Reference Asset constituent stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the Valuation Date.

The Bank or one or more of our respective affiliates may also enter into, adjust and unwind hedging transactions relating to other basket- or index-linked Notes whose returns are linked to changes in the price of the Reference Asset or the Reference Asset constituent stocks. Any of these hedging activities may adversely affect the price of the Reference Asset—directly or indirectly by affecting the price of the Reference Asset constituent stocks—and therefore the market value of the Notes and the amount you will receive, if any, on the Notes. In addition, you should expect that these transactions will cause the Bank, or our affiliates, or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the Notes. The Bank, or our affiliates, will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes, and may receive substantial returns with respect to these hedging activities while the value of the Notes may decline.

Market Activities by the Bank, Scotia Capital (USA) Inc. for Our Own Account or for Our Clients Could Negatively Impact Investors in the Notes

The Bank, Scotia Capital (USA) Inc. and our respective affiliates provide a wide range of financial services to a substantial and diversified client base. As such, we each may act as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker or lender. In those and other capacities, we, and/or our affiliates purchase, sell or hold a broad array of investments, actively trade securities (including the Notes or other securities that we have issued), the Reference Asset constituent stocks, derivatives, loans, credit default swaps, indices, baskets and other financial instruments and products for our own accounts or for the accounts of our customers, and we will have other direct or indirect interests, in those securities and in other markets that may be not be consistent with your interests and may adversely affect the price of the Reference Asset and/or the value of the Notes. Any of these financial market activities may, individually or in the aggregate, have an adverse effect on the price of the Reference Asset and the market for your Notes, and you should expect that our interests and those of our affiliates, or our clients or counterparties, will at times be adverse to those of investors in the Notes.

The Bank, Scotia Capital (USA) Inc. and our respective affiliates regularly offer a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to the Notes or other securities that we may issue, the Reference Asset constituent stocks or other securities or instruments similar to or linked to the foregoing. Investors in the Notes should expect that the Bank and our affiliates will offer securities, financial instruments, and other products that may compete with the Notes for liquidity or otherwise.

The Bank, Scotia Capital (USA) Inc. and Our Respective Affiliates and the Dealer and Its Affiliates Regularly Provide Services to, or Otherwise Have Business Relationships with, a Broad Client Base, Which Has Included and May Include Us and the Issuers of the Reference Asset Constituent Stocks

The Bank, Scotia Capital (USA) Inc. and our respective affiliates regularly provide financial advisory, investment advisory and transactional services to a substantial and diversified client base. You should assume that we or they will, at present or in the future, provide such services or otherwise engage in transactions with, among others, us and the issuers of the Reference Asset constituent stocks, or transact in securities or instruments or with parties that are directly or indirectly related to these entities. These services could include making loans to or equity investments in those companies, providing financial advisory or other investment banking services, or issuing research reports. You should expect that the Bank, and our affiliates, in providing these services, engaging in such transactions, or acting for our own accounts, may take actions that have direct or indirect effects on the Notes or other securities that we may issue, the Reference Asset constituent stocks or other securities or instruments similar to or linked to the foregoing, and that such actions could be adverse to the interests of investors in the Notes. In addition, in connection with these activities, certain personnel within us or our affiliates may have access to confidential material non-public information about these parties that would not be disclosed to investors in the Notes.

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Other Investors in the Notes May Not Have the Same Interests as You

The interests of other investors may, in some circumstances, be adverse to your interests. Other investors may make requests or recommendations to us regarding the establishment of transactions on terms that are adverse to your interests, and investors in the Notes are not required to take into account the interests of any other investor in exercising remedies, voting or other rights in their capacity as Noteholders. Further, other investors may enter into market transactions with respect to the Notes, assets that are the same or similar to the Notes, assets referenced by the Notes (such as stocks or stock indices) or other similar assets or securities which may adversely impact the market for or value of your Notes. For example, an investor could take a short position (directly or indirectly through derivative transactions) in respect of securities similar to your Notes or in respect of the Reference Asset.

The Calculation Agent Can Postpone the Valuation Date for the Notes if a Market Disruption Event with Respect to the Reference Asset Occurs

If the Calculation Agent determines, in its sole discretion, that, on a day that would otherwise be the Valuation Date, a market disruption event with respect to the Reference Asset has occurred or is continuing for the Reference Asset, the Valuation Date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, although the Valuation Date will not be postponed by more than seven scheduled trading days. Moreover, if the Valuation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the Valuation Date, and the Calculation Agent will determine the applicable Final Price that must be used to determine the Payment at Maturity. Under certain circumstances, the determinations of the Calculation Agent will be confirmed by an independent expert. See “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date” beginning on page PS-24 and “General Terms of the Notes—Market Disruption Events” beginning on page PS-25 and “Appointment of Independent Calculation Experts” on page PS-33, in the accompanying product prospectus supplement.

There Is No Affiliation Between Any Constituent Stock Issuers or the Reference Asset Sponsor and Us, and We Are Not Responsible for Any Disclosure by Any of the Other Reference Asset Constituent Stock Issuers or the Reference Asset Sponsor

The Bank, Scotia Capital (USA) Inc., and our affiliates may currently, or from time to time in the future, engage in business with the issuers of the Reference Asset constituent stocks. Nevertheless, none of us or our or its affiliates assumes any responsibility for the accuracy or the completeness of any information about the Reference Asset or any of the other Reference Asset constituent stocks. Before investing in the Notes you should make your own investigation into the Reference Asset and the issuers of the Reference Asset constituent stocks. See the section below entitled “Information Regarding the Reference Asset” in this pricing supplement for additional information about the Reference Asset.

Uncertain Tax Treatment

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “Certain Canadian Income Tax Consequences” and “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

Information Regarding The Reference Asset

All disclosures contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

We have derived all information contained herein regarding the Market Vectors® Gold Miners ETF (the "GDX Fund") from publicly available information. Such information reflects the policies of, and is subject to change by the Market Vectors ETF Trust (the "Trust"), Van Eck Securities Corporation, and Van Eck Associates Corporation ("Van Eck"). We have not undertaken an independent review or due diligence of any publicly available information regarding the GDX Fund.

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Market Vectors® Gold Miners ETF

The GDX Fund is an investment portfolio maintained and managed by the Trust and advised by Van Eck. The Trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the GDX Fund. The GDX Fund seeks to replicate the performance of the NYSE Arca Gold Miners Index (the "Index") by investing in a portfolio of securities that generally replicates the Index. The Index, calculated by NYSE Arca, is a modified market capitalization-weighted index consisting of common stocks and American depository receipts ("ADRs") of publicly traded companies involved primarily in mining for gold. The Index includes common stocks and ADRs of selected companies with market capitalizations greater than $100 million that have an average daily volume of at least 50,000 shares over the past six months. The GDX Fund is passively managed and may not hold each Index component in the same weighting as the Index. The GDX Fund is classified as a "non-diversified" investment company under the Investment Company Act of 1940.

As of March 31, 2013, the net expense ratio of the GDX Fund is expected to accrue at an annual rate of 0.52% of the GDX Fund's daily net asset value. Expenses of the GDX Fund reduce the net value of the assets held by the GDX Fund and, therefore, reduce value of the shares of the GDX Fund.

As of March 31, 2013, the GDX Fund's five largest company holdings include: Barrick Gold Corporation (11.51%), Goldcorp Inc. (10.74%), Newmont Mining Corporation (8.16%), Silver Wheaton Corp. (4.98%) and Yamana Gold Inc. (5.26%).

In making your investment decision you should review the prospectus related to the GDX Fund, dated April 30, 2012, filed by the Trust ("the GDX Fund Prospectus") available at:

http://www.sec.gov/Archives/edgar/data/1137360/000093041312002632/c69431_485bpos.htm

In addition, the GDX Fund Prospectus is available on GDX Fund's website as indicated below. In making your investment decision you should pay particular attention to the sections of the GDX Fund Prospectus entitled "Principal Risks of Investing in the Fund" and "Additional Information About the Funds' Investment Strategies and Risks." We make no representation or warranty as to the accuracy or completeness of the information contained in the GDX Fund Prospectus.

Information filed by the Trust with the SEC under the Securities Act of 1933, the Investment Company Act of 1940 and where applicable, the Securities Exchange Act of 1934 can be found by reference to its SEC file number: 333-123257 and 811-10325. The GDX Fund's website is http://www.vaneck.com/funds/GDX.aspx. Shares of the GDX Fund are listed on the NYSE Arca under ticker symbol "GDX."

Information from outside sources is not incorporated by reference in, and should not be considered part of, this final terms supplement or any accompanying prospectus. The Bank has not conducted any independent review or due diligence of any publicly available information with respect to the Reference Asset.

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Historical Information

The following table sets forth the quarterly high and low closing prices for the Reference Asset, based on daily closing prices. The closing price of the Reference Asset on May 6, 2013 was 29.73. Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/4/2010	3/31/2010	50.17	40.24	44.41
4/1/2010	6/30/2010	54.06	46.40	51.96
7/1/2010	9/30/2010	56.66	47.09	55.93
10/1/2010	12/31/2010	63.80	54.28	61.47
1/3/2011	3/31/2011	60.80	53.12	60.10
4/1/2011	6/30/2011	63.95	51.78	54.59
7/1/2011	9/30/2011	66.63	53.74	55.19
10/3/2011	12/30/2011	63.30	50.06	51.43
1/3/2012	3/30/2012	57.47	48.75	49.54
4/2/2012	6/29/2012	50.39	39.34	44.77
7/2/2012	9/28/2012	54.81	40.70	53.69
10/3/2012	12/31/2012	54.25	44.85	46.39
1/1/2013	3/31/2013	47.10	35.91	37.85
4/1/2013*	5/6/2013	37.45	27.38	29.73

*	As of the date of this pricing supplement, available information for the second calendar quarter of 2013 includes data for the period from April 1, 2013 through May 6, 2013. Accordingly, the ‘‘Quarterly High,’’ ‘‘Quarterly Low’’ and ‘‘Quarterly Close’’ data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2013.
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The graph below illustrates the performance of the Reference Asset from January 1, 2003 through May 6, 2013. The dotted line represents a hypothetical Buffer Price of 26.757 which is equal to 90.00% of the closing price of the Reference Asset on May 6, 2013. Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.

We obtained the information regarding the historical performance of the Reference Asset in the tables and graph above from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and have not undertaken an independent review or due diligence of the information. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

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Supplemental Plan of Distribution (Conflicts of Interest)

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and, as part of the distribution of the Notes, will sell the Notes to third-party dealers at a discount and underwriting commissions of up to $2.50 per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. Scotia Capital (USA) Inc. will also receive a structuring and development fee of up to $0.50 per $1,000 Principal Amount of Notes.

In addition, Scotia Capital (USA) Inc. or another of its affiliates or agents may use the product prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While Scotia Capital (USA) Inc. may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution” in the accompanying prospectus supplement and product prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

Conflicts of Interest

Scotia Capital Inc. is an affiliate of the Bank and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither Scotia Capital (USA) Inc. nor Scotia Capital Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc. and its affiliates are full service financial institutions engaged in various activities,  which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Scotia Capital (USA) Inc. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of its various business activities, Scotia Capital (USA) Inc. and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank.  Scotia Capital (USA) Inc. and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Certain Canadian Income Tax Consequences

See “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” at page S-24 of the Prospectus Supplement dated December 28, 2012.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. We intend to treat the Notes as pre-paid cash-settled derivative contracts. Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes. If your Notes are so treated, subject to the discussion below concerning the potential application of the “constructive ownership” rules, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you

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receive at such time and the amount that you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

Because the Reference Asset is the type of financial asset described under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), while the matter is not entirely clear, there exists a substantial risk that an investment in the Notes is, in whole or in part, a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. holder (as defined in the prospectus) in respect of a note will be recharacterized as ordinary income. U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders—Potential Application of the 'Constructive Ownership' Rules” in the product prospectus supplement.

For a more detailed discussion of the United States federal income tax consequences with respect to your Notes, you should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and the discussion set forth in “United States Taxation” of the accompanying prospectus. In particular, U.S. holders (as defined in the prospectus) should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders” in the product prospectus supplement and non-U.S. holders (as defined in the prospectus) should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” in the product prospectus supplement. U.S. holders should also review the discussion under “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “—Backup Withholding and Information Reporting” under “United States Taxation” in the prospectus.

We will not attempt to ascertain whether the issuer of any of the Reference Asset constituent stocks would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “United States real property holding corporation” within the meaning of Section 897 of the Code. If the issuer of one or more of such stocks were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the issuers of the Reference Asset constituent stocks and consult your tax advisor regarding the possible consequences to you in this regard.

In this regard, U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders” in the product prospectus supplement.

Because other characterizations and treatments are possible the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully review the discussion set forth in “Alternative Treatments” in the product prospectus supplement for the possible tax consequences of different characterizations or treatment of your Notes for U.S. federal income tax purposes. It is possible, for example, that the Internal Revenue Service (“IRS”) might treat the Notes as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. Alternatively, the IRS may treat the Notes as a series of derivative contracts, each of which matures on the next rebalancing date of the Reference Asset, in which case you would be treated as disposing of the Notes on each rebalancing date in return for a new derivative contract that matures on the next rebalancing date, and you would recognize capital gain or loss on each rebalancing date.

The IRS has also issued a notice that may affect the taxation of the Notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue ordinary income currently and this could be applied on a retroactive basis. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. We intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and the IRS determine that some other treatment is more appropriate.

Non-U.S. Holders. Section 871(m) of the Code requires withholding (up to 30%, depending on the applicable treaty) on certain financial instruments to the extent that the payments or deemed payments on the financial instruments are contingent upon or determined by reference to U.S.-source dividends. Under proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S.-source dividends, including payments or adjustments

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for extraordinary U.S.- source dividends, with respect to equity-linked instruments, including the Notes, may be treated as dividend equivalents subject to U.S. withholding tax. To the extent any final regulations may impose a withholding tax on payments or adjustment made on the Notes on or after January 1, 2014 that are treated as U.S.-source dividend equivalents, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. Further, non-U.S. holders may be required to provide certifications prior to or upon the sale, redemption or maturity of the Notes in order to minimize or avoid U.S. withholding taxes.

Foreign Account Tax Compliance Act. Sections 1471 through 1474 of the Internal Revenue Code (which are commonly referred to as “FATCA”) generally impose a 30% withholding tax on certain payments, including “pass-thru” payments to certain persons if the payments are attributable to assets that give rise to U.S.-source income or gain. Pursuant to recently issued final Treasury regulations, this withholding tax would not be imposed on payments pursuant to obligations that are outstanding on January 1, 2014 (and are not materially modified after December 31, 2013). Accordingly, FATCA withholding generally is not expected to be required on the Notes. If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear and Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF NOTES AND RECEIVING PAYMENTS UNDER THE NOTES.

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